UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2013

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-182039) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EMBRAER RELEASES 4TH QUARTER AND FISCAL YEAR 2012 RESULTS

HIGHLIGHTS

•

During the 4th quarter of 2012 (4Q12), Embraer delivered 23 commercial and 53 executive aircraft and ended the year with total deliveries of 106 commercial and 99 executive aircraft (77 light jets and 22 large jets);

•	As a consequence, 2012 Revenues totaled US$ 6,177.9 million, in line with the annual Revenue guidance range of US$ 5.8 to US$ 6.2 billion;

•

4Q12 EBIT[1] and EBITDA[2] margins were strong and reached 12.0% and 16.4%, respectively. As a result, 2012 EBIT and EBITDA margins were 9.9% and 14.4%, respectively, surpassing the Company’s EBIT and EBITDA margin guidance for the year of 9.0% to 9.5% and 12.5% to 13.5% respectively;

•	Positive operating cash generation of US$ 525 million in 4Q12 increased the Company’s net cash[3] position to US$ 312.9 million at the end of 2012;

•

Net income attributable to Embraer Shareholders was US$ 123.2 million in 4Q12 and totaled US$ 347.8 million for 2012. Earnings per ADS for 4Q12 and 2012 totaled US$ 0.6797 and US$ 1.9188, respectively.

MAIN FINANCIAL INDICATORS

	in millions of U.S dollars, except % and earnings per share data
	(1)			(2)	(1)
IFRS	3Q12	4Q11	4Q12	2011	2012
Revenue	1,404.5	2,025.1	1,900.2	5,803.0	6,177.9
EBIT	100.9	(5.9)	228.0	318.2	612.1
EBIT Margin %	7.2%	-0.3%	12.0%	5.5%	9.9%
EBITDA	166.0	59.2	311.5	557.0	890.9
EBITDA Margin %	11.8%	2.9%	16.4%	9.6%	14.4%
Net income (loss) attributable to Embraer Shareholders	65.2	(91.8)	123.2	111.6	347.8
Earnings (loss) per share - ADS basic (US$)	0.3594	(0.5072)	0.6797	0.6169	1.9188
Net Cash	123.2	445.7	312.9	445.7	312.9

(1)	Derived from unaudited financial information.
(2)	Derived from audited financial information.

[1]	EBIT is equal to the operating profit before financial income (expenses) as presented in Embraer’s Income Statement and EBIT margin is equal to EBIT divided by Revenue.
[2]	EBITDA is a non-GAAP measure. For more detailed information please refer to page 10.
[3]	Net cash is equal to Cash and cash equivalents plus short-term Financial investments minus short-term and long-term Loans.

São José dos Campos, March 12, 2013 - (BM&FBOVESPA: EMBR3, NYSE: ERJ) The Company’s operating and financial information is presented, except where otherwise stated, on a consolidated basis in United States dollars (US$) in accordance with IFRS. The financial data presented in this document as of and for the quarters ended December 31, 2012 (4Q12), December 31, 2011 (4Q11) and September 30, 2012 (3Q12), are derived from the unaudited financial statements.

NET SALES AND GROSS MARGIN

Embraer delivered 23 commercial and 53 executive aircraft in 4Q12, for an accumulated total of 106 commercial and 99 executive aircraft (77 light jets and 22 large jets) in 2012. As a result, 4Q12 and 2012 Revenues totaled US$ 1,900.2 and US$ 6,177.9 million, respectively, and therefore reached the upper end of the US$ 5.8 - US$ 6.2 billion 2012 Revenue guidance range. The mix of products and revenues for the year, the Company’s ongoing focus on its programs directed towards improving productivity and efficiency, the appreciation of the US Dollar against the Real, as well as the stimulus packages implemented in Brazil, all contributed towards a Gross Margin of 24.2% for 2012, compared to 22.5% in 2011.

EBIT

4Q12 EBIT and EBIT margin were US$ 228.0 million and 12.0%, respectively, for an accumulated EBIT of US$ 612.1 million and EBIT margin of 9.9% in 2012, surpassing the Company’s guidance for the year of US$ 520 to US$ 590 million and 9.0% to 9.5%, respectively. These results demonstrate the Company’s strong operating leverage, which comes as a result of the high Revenue generation in the last quarter of the year, allowing the Company to maximize the utilization of its installed capacity and dilute fixed costs in a more efficient manner. Research expenses for 4Q12 totaled US$ 25.3 million, bringing total 2012 Research spending to US$ 77.3 million, below the Company’s guidance of US$ 100 million. General and Administrative expenses for 4Q12 totaled US$ 75.1 million, remaining stable when compared to the US$ 71.5 million spent in 4Q11. Selling expenses of US$ 143.7 million in 4Q12 were higher than the US$ 113.9 million spent in 4Q11, primarily as a result of the sales and product mix in the period. For 2012, SG&A and Research expenses totaled US$ 839.8 million compared to US$ 767.1 million in 2011. Such increase comes primarily as a result of the increase in Selling expenses, which grew by US$ 62.7 million, from US$ 419.3 million in 2011 to US$ 482 million in 2012, due mainly to the 6.5% growth in the Company’s 2012 Revenues compared to 2011.

NET INCOME

Net income attributable to Embraer Shareholders and Earnings per ADS for 4Q12 were US$ 123.2 million and US$ 0.6797, respectively, bringing total 2012 Net income attributable to Embraer Shareholders and Earnings per ADS to US$ 347.8 million and US$ 1.9188, respectively. 2012 Net margin reached 5.6%, and was significantly higher when compared to the 2.1% achieved in 2011. The improvement in Net margin comes mainly from the fact that the 2011 Net margin was negatively impacted by the provisions related to financial guarantees in connection with the American Airlines Chapter 11 restructuring process.

MONETARY FINANCIAL POSITION ACCOUNTS AND OTHER MEASURES

Embraer had significant positive cash generation during 4Q12, and the Company’s Net cash position for the period increased by US$ 189.7 million and reached US$ 312.9 million at the end of 2012.

	in millions of U.S.dollars
	(2)	(1)	(1)
Financial Position Data	4Q11	3Q12	4Q12
Cash and cash equivalents	1,350.2	1,573.0	1,801.2
Financial investments	753.6	635.4	578.2
Total cash position	2,103.8	2,208.4	2,379.4
Loans short-term	251.8	364.0	336.3
Loans long-term	1,406.3	1,721.2	1,730.2
Total loans position	1,658.1	2,085.2	2,066.5
Net cash*	445.7	123.2	312.9

*	Net cash = Cash and cash equivalents + Financial investments short-term - Loans short-term and long-term

(1)	Derived from unaudited financial information.
(2)	Derived from audited financial information.

This cash generation comes mainly as a consequence of strong financial results from operations, coupled with a reduction in Inventories. Furthermore, the cash generated by operating activities helped offset the 4Q12 cash requirements related to PP&E and Intangibles.

in millions of U.S.dollars
IFRS	4Q11	2011	1Q12	2Q12	3Q12	4Q12	2012
Net cash generated (used) by operating activities	178.8	480.2	(128.9)	189.1	109.7	524.9	694.8
Financial assets adjustment (1) Financial investments adjustment (1)	234.8	72.8	59.2	(34.3)	(139.8)	(81.1)	(195.9)
Additions to property, plant and equipment	(76.8)	(334.3)	(39.6)	(75.5)	(50.2)	(162.7)	(328.0)
Additions to intangible assets	(60.1)	(217.4)	(64.6)	(54.6)	(57.5)	(75.7)	(252.4)

Free cash flow	276.7	1.3	(173.9)	24.7	(137.8)	205.4	(81.5)

(1)	Financial investments and unrealized gain (losses)

Additions to PP&E totaled US$ 162.7 million in 4Q12 and accumulated 2012 additions to PP&E totaled US$ 328 million. Total PP&E includes values related to Pool programs spare parts, aircraft under lease or available for lease and CAPEX. CAPEX investments for 2012 totaled US$ 207.9 million, in line with Company guidance of US$ 200 million. As the Company continued to build up its inventory of spare parts through 2012 to adjust for the growing demand of its spare parts Pool programs from its customer base, total investments in Pool program spare parts totaled US$ 63.9 million for 2012, below the US$ 105.4 million invested in 2011 and consistent with the Company’s strategy. The Company also added a total of US$ 252.4 million to Intangible assets, related to all investments made for product development throughout 2012. Furthermore, 2012 investments in Development (net of contributions from suppliers) totaled US$ 251.4 million, below Company’s guidance of US$ 350 million. It is important to note that such reduction does not affect the development schedule of the respective programs, particularly the Legacy 450 & 500 aircraft. The following tables outline the investments in PP&E and R&D for 2012.

					in millions of U.S.dollars
	4Q11	2011	1Q12	2Q12	3Q12	4Q12	2012
Additions	60.1	217.4	64.6	54.6	57.5	75.7	252.4
Contributions from suppliers	(0.3)	(85.8)	(0.2)	(0.4)	(0.2)	(0.2)	(1.0)
Development (Net of contributions from suppliers)	59.8	131.6	64.4	54.2	57.3	75.5	251.4
Research	26.0	85.3	16.0	14.5	21.5	25.3	77.3
R&D	85.8	216.9	80.4	68.7	78.8	100.8	328.7

	4Q11	2011	1Q12	2Q12	3Q12	4Q12	2012
CAPEX	53.2	162.2	31.6	52.0	48.6	75.7	207.9
Additions of aircraft available for or under lease	7.6	66.7	—	2.3	0.5	(30.8)	56.2
Additions of Pool programs spare parts	16.0	105.4	8.0	21.2	1.1	33.6	63.9
PP&E	76.8	334.3	39.6	75.5	50.2	78.5	328.0

During 4Q12, the Company’s total debt decreased to US$ 2,066.5 million, compared to US$ 2,085.2 million in 3Q12. This decrease in the Company’s total debt comes as a result of the debt maturity schedule. In 4Q12 Short-term loans accounted for 16.3% of total loans, compared to 17.5% in 3Q12. Considering the Company’s current debt profile, the average loan maturity decreased from 6 years in 3Q12 to 5.8 years in 4Q12.

Furthermore, from 3Q12 to 4Q12, the cost of Dollar denominated loans increased from 5.7% to 6.1% p.a. and the cost of Real denominated loans decreased from 4.9% to 4.7% p.a. The Adjusted EBITDA to financial expense (gross) ratio (for more detailed information please refer to page 10) increased in 4Q12 compared to 3Q12, going from 5.49 to 7.51. As of 4Q12, 24.5% of total debt was denominated in Reals.

Embraer’s cash allocation management strategy continues to be one of its most important tools to mitigate exchange rate risks. By balancing cash allocation in Real and Dollar denominated assets, the Company attempts to neutralize its balance sheet exchange rate exposure. Of total cash at the end of 4Q12, 40% was denominated in Real.

OPERATIONAL BALANCE SHEET ACCOUNTS

As a result of the large number of aircraft delivered during 4Q12, Inventories decreased by US$ 429.4 million, compared to 3Q12, and totaled US$ 2,155.3, bringing 4Q12 Inventories to a level US$ 132.3 million below 4Q11. Trade accounts payable decreased to US$ 758.9 million in 4Q12, as a consequence of adjustments in procurement activity, in line with a lower number of aircraft expected to be delivered during the first quarter of 2013, compared to 4Q12. Trade accounts receivable remained stable in 4Q12 and totaled US$ 539.1 million.

	in millions of U.S.dollars
	(2)	(1)	(1)
Financial Position Data	4Q11	3Q12	4Q12 4
Trade accounts receivable	506.0	558.6	539.1
Customer and commercial financing	102.2	116.3	109.6
Inventories	2,287.6	2,584.7	2,155.3
Property, plant and equipment	1,450.4	1,491.5	1,738.5
Intangible	808.3	909.3	958.9
Trade accounts payable	829.9	787.7	758.9
Advances from customers	1,070.1	1,045.2	1,002.4
Total shareholders’ equity	3,117.8	3,286.3	3,350.3

(1)	Derived from unaudited financial information.
(2)	Derived from audited financial information.

Property, plant and equipment (PP&E) increased by US$ 247 million, compared to 3Q12, mainly driven by used aircraft received in trade-in, spare parts pool and investments made in the construction of the Company’s facilities located in Evora, Portugal. Customer and commercial financing decreased by US$ 6.7 million, compared to 3Q12, mainly driven by the reduction of temporary financing structures related to aircraft deliveries. Advances from customers decreased to US$ 1,002.4 million, primarily as a result of the evolution of the number of deliveries and new orders in 4Q12. Intangible assets totaled US$ 958.9 million in 4Q12, increasing US$ 49.6 million compared to 3Q12 as a result of investments made in aircraft program development, mainly the Legacy 450 & 500.

SEGMENT RESULTS

4Q12 Revenues mix by segment varied when compared to 4Q11, as a result of a higher participation from the Executive aviation and Defense & Security segments, which represented 37.5% and 15.8% of total Company Revenues, respectively. This increase was offset by the lower participation from the Commercial Aviation and Others segments, which reached 45.4% and 1.3% of Revenues, respectively. Consistent with the Company’s strategy, the Defense & Security and Executive aviation segments continued to present strong growth and 2012 Net revenues for these segments grew by 24% and 15.5%, respectively, when compared to 2011.

	in millions of U.S.dollars
	(1)		(1)		(1)		(2)		(1)
Net revenue by segment	3Q12%		4Q11%		4Q12%		2011	%	2012	%
Commercial Aviation	956.3	68.1	1,096.5	54.1	863.5	45.4	3,751.2	64.6	3,755.4	60.8
- Commercial Aviation services	101.2		108.6		113.2		409.4		423.9
Defense and Security	258.8	18.4	293.0	14.5	299.5	15.8	852.0	14.7	1,056.2	17.1
- Defense and Security services	46.7		54.8		50.2		188.5		198.2
Executive Aviation	167.4	11.9	604.1	29.8	712.0	37.5	1,118.8	19.4	1,292.0	20.9
- Executive Aviation services	31.0		26.4		31.5		101.1		118.8
Others	22.0	1.6	31.6	1.6	25.2	1.3	81.0	1.3	74.3	1.2

Total	1,404.5	100.0	2,025.1	100.0	1,900.2	100.0	5,803.0	100.0	6,177.9	100.0

(1)	Derived from unaudited financial information.
(2)	Derived from audited financial information.

COMMERCIAL AVIATION

As per IATA (International Air Transport Association), global air transport demand increased 5.3% in 2012, above the historical average of 5.0%. The international traffic growth was 6.0%, mainly due to emerging countries, Europe despite the Euro Zone crisis, increased 5.3% and North America only 1.3%. Domestic demand grew 4.0%, higher growth was experienced in China with 9.5% and Brazil with 8.6%, while United States air transport demand grew only 0.8% and India decreased 2.1%. IATA projects an air transport industry net profit of US$ 6.7bn in 2012 and US$ 8.4bn in 2013, supported by emerging country economies and better capacity management from airlines, especially in the United States.

Embraer delivered 23 jets in the 4Q2012 and 106 in 2012 for commercial aviation. 56 new E-Jets were sold in 2012 to companies that are expanding their E-Jets fleet, such as the leasing company Aldus Aviation from Ireland (five E175 and 15 E190), Azul from Brazil with 10 E195 (total of 62 aircraft contracted, 57 E195 and 5 E190), Hebei from China (five E190), BA Cityflyer from England (one E190), Fuji Dream (two E175) and JAL (one E170) from Japan and for new customers Conviasa from Venezuela (six E190) and Azerbaijan Airlines from Azerbaijan (four E190).

Embraer achieved an important milestone last October 2012 with the 900th delivery of E-Jets, an E190 to Kenya Airways. In addition, the E-Jets family continued to grow with new operators Bulgaria Air, Estonian, Belavia, Conviasa (11th E-Jets customer in Latin America), Myanma Airways, TUI Travel – Jetairfly and FLYNONSTOP.

Deliveries	3Q12	4Q11	4Q12	2011	2012
Commercial Aviation	27	32	23	105	106
ERJ 145	—	—	—	2	—
EMBRAER 170	—	—	1	1	1
EMBRAER 175	7	7	3	10	20
EMBRAER 190	17	18	10	68	62
EMBRAER 195	3	7	9	24	23

In 2012, Embraer continued the development of E-Jets improvements to be implemented until 2014 and the second generation E-Jets analysis with a potential entry into service scheduled for 2018.

The E-Jets order book registered 1,093 firm orders as of December 31, 2012.

Commercial Aviation Backlog	Firm Orders	Options	Total	Deliveries	Firm Backlog
EMBRAER 170	193	29	222	183	10
EMBRAER 175	198	266	464	163	35
EMBRAER 190	560	265	825	451	109
EMBRAER 195	142	20	162	111	31
TOTAL E-JETS	1,093	580	1,673	908	185

EXECUTIVE AVIATION

The Executive Aviation segment delivered 37 light jets and 16 large jets, totaling 53 aircraft, in the 4Q12. In 2012, the Executive Aviation segment delivered 77 light jets and 22 large jets, totaling 99 aircraft.

Deliveries	3Q12	4Q11	4Q12	2011	2012
Executive Aviation	13	50	53	99	99
Light Jets	11	40	37	83	77
Large Jets	2	10	16	16	22

The year of 2012 was marked by both positive and negative signs of market recovery. On one hand, not only the American corporate profits but also the number of millionaires in the world has surpassed their respective record levels. On the other hand, the slow growth of the economies around the world, the uncertainties regarding the future of the European economies, the stagnation of the pre-owned aircraft market and the reduction of the utilization of business jets are still factors that jeopardize a full recovery of the demand for business jets.

In October 2012, for the first time Embraer Executive Jets displayed a complete mockup of the interior of the Legacy 450 jet at the National Business Aviation Association Convention in Orlando, FL. In the same event, Embraer Executive Jets signed an Authorized Service Center agreement with ExecuJet Haite Aviation Services China Co., Ltd. (ExecuJet Haite), from China, to supply a complete maintenance service for the Legacy 600/650 jet family and for the Lineage 1000 jet. With this agreement, ExecuJet Haite became the first Authorized Service Center in Mainland, China.

In November 2012, a new generation of business jets reached an important milestone when Embraer’s midsize jet Legacy 500 made a successful first flight, marking the beginning of the flight test program for this aircraft, the entrance into service of which is expected for the first semester of 2014.

In the same month, Embraer delivered the 200th Legacy 600/650 jet, a remarkable milestone for this jet family. The aircraft was delivered to Minsheng Financial Leasing Co. (MSFL), from China, in a ceremony held at Embraer headquarter at Sao Jose dos Campos, Brazil.

Finally, in December 2012, Embraer Executive Jets’ first made-in-the-USA Phenom 300 was rolled out and made its first flight.

DEFENSE AND SECURITY BUSINESS

Embraer Defense and Security presented a solid growth in 2012, with net revenues of US$ 1.056 million, or 24% above the previous year. The Defense and Security market presents a favorable perspective for growth, with sales campaigns underway for various applications including intelligence, surveillance and reconnaissance systems; aircraft modernization; transportation of officials and authorities; training and light attack; command and control systems and services. Embraer has also positioned itself to play a major role in projects focused on border surveillance as well as security for upcoming major sporting events.

Regarding the projects for border security, the Tepro Consortium – constituted by Savis Tecnologia e Sistemas S/A and OrbiSat Indústria e Aerolevantamento S.A., companies controlled by Embraer, signed the contract for the implementation of the 1st phase of the Integrated System for Border Monitoring (SISFRON). This 1st phase will provide border security for 650km of border between Brazil, Paraguay and Bolivia.

In the area of unmanned aircrafts, Harpia Sistemas S.A. was strengthened by the entry of Avibras Divisão Aérea e Naval S.A. into its capital. In addition to acquiring 9% of Harpia’s capital, Avibras also added the aircraft Falcão to Harpia line of products. Falcão is being developed for use by the Brazilian Armed Forces and will be able to conduct reconnaissance, target acquisition, fire control support, damage assessment, land and maritime surveillance missions.

The development of the military transport and refueling aircraft, the KC-390, is progressing on schedule. In 2012 the Preliminary Design Review (PDR) phase of the KC-390 was successfully completed. The event was an important milestone in the program, with the participation of Embraer and the Brazilian Air Force (FAB). In this opportunity it was demonstrated the technical aspects and the design solutions adopted for the structure and for several systems of the aircraft, including the main components and their interfaces, demonstrating that the project has reached the expected maturity for the phase.

In 2012 a cooperation agreement was signed between Embraer and Boeing Defense and Security for the KC-390 program. The agreement provides for the sharing of expertise and joint evaluation of specific markets where sales strategies can be established for medium-sized military transport aircraft. This agreement allows the KC-390 to have penetration in markets not previously considered in the original business plan of the aircraft.

Regarding the modernization programs, by the end of 2012, 16 AMX (A-1) aircraft had been received by Embraer for the modernization effort. In June Embraer flew the first prototype of the A-1M, the modernized version, for the first time, starting the flight test campaign. The first deliveries will happen in 2013.

The Brazilian Navy´s AF-1 (A-4 Skyhawk) modernization program of 12 aircraft continues on track, with 2 aircraft already at Embraer’s facilities.

In 2012, two of the first three EMB 145 AEW&C (Airborne Early Warning and Control) were delivered to the Indian Government. The last delivery is scheduled for late 2013.

Regarding the light attack aircraft, Embraer delivered the first four A-29 aircraft to the Indonesian Air Force, of the first batch of 8 aircraft contracted in 2010. Indonesia becomes the first Super Tucano operator in Asia. In addition, the Indonesian Air Force also signed a contract for a second batch of eight aircraft, including a flight simulator that will be used for instruction and training of Indonesian pilots. The deliveries of the second batch are expected for 2014.

In 2012, Embraer has exhibited the A-29 aircraft for the first time at the AirVenture Convention, a traditional convention that takes place in Oshkosh (USA). Another participation, this time at the Air Force Association Convention in Washington, allowed Embraer to show the qualities and advantages of the A-29 Super Tucano, a low-cost, combat-proven aircraft. These opportunities brought visibility to the A-29 in the moment that the US Air Force was evaluating it as a contender for the Light Air Support (LAS) program.

Also in relation to the LAS, Embraer and Boeing signed an agreement that will add new capabilities to the A-29 Super Tucano by the integration of weapons that meet the future demands of its customers. This integration enhanced the content of the proposal submitted to the USAF, offering features that not only meet the requirements of the LAS program, but also outperform them significantly.

Regarding the Services and Logistic Support area, in 2012 Embraer and FAB signed a contract for logistic support for the fleet of 24 ERJ-145 family aircrafts operated by FAB. The contract, that can reach US$ 130 million – including US$ 32 million of additional services, covers a wide range of services, aimed at increasing availability of aircrafts.

Embraer has hosted, together with OGMA, the Embraer Defense Operators’ Meeting 2012, in Lisbon, Portugal. The event gathered military clients and governments that operate the fleet of ERJ 145 and Legacy, from Embraer, and owners of other military aircrafts supported by OGMA.

In 2012 Visiona Tecnologia Espacial S.A., a company with the initial objective of delivering the first Brazilian Geostationary Satellite was established, as a joint venture between Embraer (51%) and Telebras (49%). This is a key step for Embraer to enter into the space segment. Throughout 2012, Visiona has discussed the requirements of the satellite, identified the suppliers, and initiated the contract negotiations with the client, with contract signature expected for 2013.

TOTAL BACKLOG

Embraer’s firm order backlog at the end of 4Q12 totaled US$ 12.5 billion. The following chart presents the Company’s backlog evolution through 2012.

SEC/DOJ INVESTIGATIONS UPDATE

We received a subpoena from the SEC in September, 2010, which inquired about certain operations concerning sales of aircraft abroad. In response to this SEC-issued subpoena and associated inquiries into the possibility of non-compliance with the U.S. Foreign Corrupt Practices Act, or FCPA, we retained outside counsel to conduct an internal investigation on transactions carried out in three specific countries.

Further, the Company has voluntarily expanded the scope of the internal investigation to include two additional countries and has reported on those matters. The investigation remains ongoing and we, through our outside counsel, continue to cooperate fully with the SEC and U.S. Department of Justice, which are the authorities responsible for reviewing the matter. The Company, with the support of our outside counsel, has concluded that it is still not possible to estimate the duration, scope or results of the internal investigation or government’s review. In the event that the authorities take action against us or the parties enter into an agreement to settle the matter, we may be required to pay substantial fines and/or to incur other sanctions. The Company, based upon the opinion of our outside counsel, believes that, there is no basis for estimating reserves or quantifying any possible contingency.

RECONCILIATION OF IFRS AND “NON GAAP” INFORMATION

We define Free cash flow as operating cash flow less Additions to property, plant and equipment, Additions to intangible assets, Financial investments and Other assets. Free cash flow is not an accounting measure under IFRS. Free cash flow is presented because it is used internally as a measure for evaluating certain aspects of our business. The Company also believes that some investors find it to be a useful tool for measuring Embraer’s cash position. Free cash flow should not be considered as a measure of the Company’s liquidity or as a measure of its cash flows as reported under IFRS. In addition, free cash flow should not be interpreted as a measure of residual cash flow available to the Company for discretionary expenditures, since the Company may have mandatory debt service requirements or other nondiscretionary expenditures that are not deducted from this measure. Other companies in the industry may calculate free cash flow differently from Embraer for purposes of their earnings release, thus limiting the usefulness of this measure as a tool for comparing Embraer to other companies in the industry.

Adjusted EBITDA represents earnings before interest, taxation, depreciation and amortization accumulated over a period of the last 12 months. It is not a financial measurement of the Company’s financial performance under IFRS. Adjusted EBITDA is presented because it is used internally as a measure to evaluate certain aspects of the business. The Company also believes that some investors find it to be a useful tool for measuring a Company’s financial performance. Adjusted EBITDA should not be considered as an alternative to, in isolation from, or a substitution for, analysis of the Company’s financial condition or results of operations, as reported under IFRS. Other companies in the industry may calculate adjusted EBITDA differently from Embraer, for the purposes of their earnings releases, limiting the adjusted EBITDA’s usefulness as a comparative measure.

in millions of U.S.dollars
Adjusted EBITDA Reconciliation	(1)	(2)	(1)
LTM* (IFRS)	3Q12	2011	2012
Net Income Attributable to Embraer	132.8	111.6	347.8
Noncontrolling interest	4.4	8.8	0.8
Income tax (expense) income	124.7	127.1	265.5
Financial income (expense), net	123.8	90.7	6.8
Foreign exchange gain (loss), net	(7.6)	(20.0)	(8.8)
Depreciation and amortization	260.5	238.8	278.8
Adjusted EBITDA	638.6	557.0	890.9

(1)	Derived from unaudited financial information.
(2)	Derived from audited financial information.
*	Last Twelve Months

SOME FINANCIAL RATIOS BASED ON “NON GAAP” INFORMATION

Certain Financial Ratios - IFRS	(1)	(2)	(1)
	3Q12	4Q11	4Q12
Total debt to Adjusted EBITDA (i)	3.27	2.98	2.32
Net cash to Adjusted EBITDA (ii)	0.19	0.80	0.35
Total debt to capitalization (iii)	0.39	0.35	0.38
LTM Adjusted EBITDA to financial expense (gross) (iv)	5.49	5.43	7.51
LTM Adjusted EBITDA (v)	638.6	557.0	890.9
LTM Interest and commissions on loans (vi)	116.3	102.6	118.7

(1)	Derived from unaudited financial information.
(2)	Derived from audited financial information.

(i)	Total debt represents short and long-term loans and financing.
(ii)	Net cash represents cash and cash equivalents, plus financial investments, minus short and long-term loans and financing.
(iii)	Total capitalization represents short and long-term loans and financing, plus shareholders equity.
(iv)	Interest expense (gross) includes only interest and commissions on loans.
(v)	The table at the end of this release sets forth the reconciliation of Net income to adjusted EBITDA, calculated on the basis of financial information prepared with IFRS data, for the indicated periods.
(vi)	Interest expense (gross) includes only interest and commissions on loans, which are included in Interest income (expense), net presented in the Company’s consolidated Income Statement

EMBRAER - S.A.

CONSOLIDATED STATEMENTS OF INCOME

(in millions of U.S.dollars, except earnings per share)

	Three months ended on		Twelve months ended on
	(1)		(2)	(1)
	31 Dec, 2011	31 Dec, 2012	31 Dec, 2011	31 Dec, 2012
REVENUE	2,025.1	1,900.2	5,803.0	6,177.9

Cost of sales and services	(1,568.7)	(1,433.8)	(4,495.9)	(4,683.0)

Gross profit	456.4	466.4	1,307.1	1,494.9

OPERATING INCOME ( EXPENSE )
Administrative	(71.5)	(75.1)	(262.5)	(280.5)
Selling	(113.9)	(143.7)	(419.3)	(482.0)
Research	(26.0)	(25.3)	(85.3)	(77.3)
Other operating income (expense), net	(250.6)	5.7	(221.5)	(42.8)
Equity in losses of associates	(0.3)	—	(0.3)	(0.2)

OPERATING PROFIT (LOSS) BEFORE FINANCIAL INCOME	(5.9)	228.0	318.2	612.1

Financial (expenses) income, net	(115.2)	1.8	(90.7)	(6.8)
Foreign exchange gain, net	(6.9)	(5.7)	20.0	8.8

PROFIT (LOSS) BEFORE TAXES ON INCOME	(128.0)	224.1	247.5	614.1

Income tax (expense) income	39.4	(101.4)	(127.1)	(265.5)

NET INCOME (LOSS)	(88.6)	122.7	120.4	348.6

Attributable to:
Owners of Embraer	(91.8)	123.2	111.6	347.8
Noncontrolling interest	3.2	(0.5)	8.8	0.8
Weighted average number of shares (in thousands)
Basic	723.7	725.0	723.7	725.0
Diluted	724.4	727.7	724.8	727.7
Earnings (loss) per share
Basic	(0.12681)	0.16993	0.15423	0.4797
Diluted	(0.12669)	0.16931	0.15397	0.4780

Earnings (loss) per share - ADS basic (US$)	(0.5072)	0.6797	0.6169	1.9188

Earnings (loss) per share - ADS diluted (US$)	(0.5068)	0.6772	0.6159	1.9121

(1)	Derived from unaudited financial statements.
(2)	Derived from audited financial statements.

EMBRAER - S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of U.S.dollars)

	Three months ended on		Twelve months ended on
	(1)		(2)	(1)
	31 Dec, 2011	31 Dec, 2012	31 Dec, 2011	31 Dec, 2012
Operating activities
Net income (loss)	(88.6)	122.7	120.4	348.6
Items not affecting cash and cash equivalents
Depreciation	20.4	42.6	109.3	139.9
Amortization	44.7	40.9	129.5	138.9
Allowance (reversal) for inventory obsolescence	(15.6)	14.2	(12.8)	10.2
Inventory reserves	5.3	28.4	5.3	34.1
Deferred income tax and social contribution	(48.6)	11.0	85.0	75.4
Accrued interest	(3.2)	(12.4)	1.7	(5.5)
Equity in the losses of associates	0.3	—	0.3	0.2
Share-based remuneration	2.0	1.7	9.7	8.0
Foreign exchange gain (loss), net	8.3	8.2	(13.0)	4.4
Residual value guarantee	33.8	(8.6)	34.4	14.0
Other	(1.6)	2.9	(5.9)	12.4
Changes in assets:
Financial investments (3)	(243.1)	76.6	(124.3)	160.0
Collateralized accounts receivable and accounts receivable	17.5	68.6	(126.2)	9.6
Customer and commercial financing	18.3	6.7	(31.8)	(7.3)
Inventories	517.1	353.1	(97.9)	76.9
Other assets	30.2	(66.3)	(8.8)	(167.4)
Changes in liabilities:
Trade accounts payable	(159.3)	(29.2)	83.8	(72.7)
Non-recourse and recourse debt	(2.7)	(54.7)	(7.7)	(62.4)
Other payables	(25.5)	(108.8)	(26.0)	(39.4)
Contribution from suppliers	(8.1)	(7.1)	40.2	(31.8)
Advances from customers	(113.4)	(41.3)	85.7	(47.5)
Taxes and payroll charges payable	(6.7)	(42.2)	(1.2)	23.6
Financial guarantee	271.6	88.8	240.9	(8.6)
Provisions	(62.3)	15.0	(4.1)	54.6
Unearned income	(12.1)	14.1	(6.3)	26.8

Net cash generated by operating activities	178.7	524.9	480.2	695.0

Investing activities
Additions to property, plant and equipment	(76.8)	(162.7)	(334.3)	(328.0)
Proceeds from sale of property, plant and equipment	0.1	1.2	0.3	1.3
Additions to intangible assets	(60.1)	(75.7)	(217.4)	(252.4)
Investments in associates	3.0	2.5	(3.0)	2.5
Business acquisitions, net of cash acquired	(0.6)	(6.2)	(51.5)	(6.2)
Bonds and securities	(1.6)	(21.6)	3.9	(17.1)

Net cash (used in) investing activities	(136.0)	(262.4)	(602.0)	(599.9)

Financing activities
Proceeds from borrowings	633.1	144.2	2,362.5	1,692.6
Repayment of borrowings	(768.6)	(150.8)	(2,082.7)	(1,225.3)
Dividends and interest on own capital	(30.8)	(23.4)	(183.4)	(59.5)
Acquisition of non controlling interest	—	—	—	(17.4)
Treasury shares	—	2.6	—	14.5

Net cash (used in) generated by financing activities	(166.3)	(27.4)	96.4	404.9

Effects of exchange rate changes on cash and cash equivalents	39.7	(6.9)	(17.5)	(49.0)
Increase (decrease) in cash and cash equivalents	(83.9)	228.2	(42.9)	451.0
Cash and cash equivalents at the beginning of the period	1,434.1	1,573.0	1,393.1	1,350.2
Cash and cash equivalents at the end of the period	1,350.2	1,801.2	1,350.2	1,801.2

(1)	Derived from unaudited financial statements.
(2)	Derived from audited financial statements
(3)	Include Unrealized (gain) on Financial investments, 4Q11 (8.3), 4Q12 (4.4), 12M11 (51.5) and 12M12 (35.9)

EMBRAER - S.A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions of U.S. dollars)

	(2) As of December 31,	(1) As of December 31,
ASSETS	2011	2012
Current assets
Cash and cash equivalents	1,350.2	1,801.2
Financial investments	753.6	578.2
Trade accounts receivable, net	505.8	529.2
Derivative financial instruments	8.2	11.2
Customer and commercial financing	12.0	22.7
Collateralized accounts receivable	14.9	13.0
Inventories	2,283.4	2,155.3
Other assets	241.3	255.1

	5,169.4	5,365.9

Non-current assets
Financial investments	54.7	51.3
Trade accounts receivable	0.2	9.9
Derivative financial instruments	22.7	24.8
Customer and commercial financing	90.2	86.9
Collateralized accounts receivable	472.7	413.0
Guarantee deposits	471.4	581.5
Deferred income tax	65.9	12.9
Inventories	4.2	—
Other assets	245.4	246.8
Investments	2.8	—
Property, plant and equipment, net	1,450.4	1,738.5
Intangible assets	808.3	958.9

	3,688.9	4,124.5

TOTAL ASSETS	8,858.3	9,490.4

(1)	Derived from unaudited financial information.
(2)	Derived from audited financial information.

EMBRAER - S.A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions of U.S. dollars)

	(2)	(1)
	As of December 31,	As of December 31,
LIABILITIES	2011	2012
Current liabilities
Trade accounts payable	829.9	758.9
Loans and financing	251.8	336.3
Non-recourse and recourse debt	312.8	11.9
Other payables	261.1	277.6
Contribution from suppliers	0.9	0.9
Advances from customers	856.1	902.0
Derivative financial instruments	1.0	0.9
Taxes and payroll charges payable	89.2	65.4
Income tax and social contribution	11.2	63.6
Financial guarantee and residual value guarantee	—	114.1
Provisions	96.5	96.7
Dividends payable	0.1	30.4
Unearned income	131.1	133.7

	2,841.7	2,792.4

Non-current liabilities
Loans and financing	1,406.3	1,730.2
Non-recourse and recourse debt	149.8	388.3
Other payables	14.0	11.1
Contribution from suppliers	1.0	—
Advances from customers	214.0	100.4
Derivative financial instruments	0.2	—
Taxes and payroll charges payable	386.8	350.0
Deferred income tax and social contribution	23.0	26.5
Financial guarantee and residual value guarantee	494.9	470.3
Provisions	124.8	162.7
Unearned income	84.0	108.2

	2,898.8	3,347.7

TOTAL LIABILITIES	5,740.5	6,140.1

SHAREHOLDERS’ EQUITY
Capital	1,438.0	1,438.0
Treasury shares	(183.7)	(154.2)
Revenue reserves	1,737.3	1,980.3
Share-based remuneration	13.1	21.0
Other Comprehensive Income	2.6	(26.8)
	3,007.3	3,258.3
Non-controlling interest	110.5	92.0

Total company’s shareholders’ equity	3,117.8	3,350.3

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	8,858.3	9,490.4

(1)	Derived from unaudited financial information.
(2)	Derived from audited financial information.

INVESTOR RELATIONS

Luciano Froes, Caio Pinez, Cláudio Massuda, Juliana Villarinho and Paulo Ferreira

(+55 12) 3927-4404

investor.relations@embraer.com.br

http://ri.embraer.com.br

Follow Embraer’s IR Department on twitter: @IREmbraer

CONFERENCE CALL INFORMATION

Embraer will host a conference call to present its 4Q and FY2012 Results in IFRS on Wednesday, March 13th, 2013 at 10:30AM (SP) / 09:30AM (NY). The conference call will also be broadcast live over the web at http://ri.embraer.com.br

Telephones:

Operator Assisted (US/ Canada) Toll-Free Dial-In Number: (877) 846-1574

Operator Assisted International Dial-In Number: (+1 708) 290-0687

Your own International Toll-Free number for Brazil: 0800 047 4803 (land line) and 0800 047 4801 (cell phone)

Code: 74559173

ABOUT EMBRAER

Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3) is the world’s largest manufacturer of commercial jets up to 120 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the U.S. Founded in 1969, the Company designs, develops, manufactures and sells aircraft and systems for the commercial aviation, executive aviation, and defense and security segments. It also provides after sales support and services to customers worldwide. For more information, please visit www.embraer.com.br.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts on future events and financial trends that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations on industry trends; the company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake any obligation to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results can therefore differ substantially from those previously published as Embraer expectations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 12, 2013

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer